Mail Stop 3561

November 4, 2008

Steven Samblis
President and Chief Executive Officer
IC Places, Inc.
5428 S. Bracken Court
Winter Park, Florida 32972

      Re: IC Places, Inc.
            Amendment No. 4 to Registration Statement on Form 10
            Filed October 20, 2008
            File No. 0-53278

Dear Mr. Samblis:

We have reviewed your amendment and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 15

1. We reviewed your response to comment 4 in our letter dated August 13, 2008. We also reviewed your disclosure regarding the agreement with Bridger Web under this heading and note that you completed the acquisition of Bridger Web during the six months ended June 30, 2008. However, under the heading "Item 3. Description of Property—Bridger Web" on page 18, you disclose that you acquired Bridger Web in December 2005. Please tell us when you acquired Bridger Web and reconcile these statements. In this regard, we note that the Bridger Web agreement provides that after completion of the acquisition, the sellers (Messrs. McNew and Martin) agree to allocate up to 40 hours per month for two years after closing. Prior amendments to your Form 10 disclosed that Mr. McNew would be your Chief Financial Officer upon your acquisition of Bridger Web but your current disclosure does not include Mr. McNew as your chief financial officer. Lastly, you no longer name a chief financial officer. Please

disclose the name of your chief financial officer or the person who will be performing these functions and include any information required by Item 401 of Regulation S-K.

* * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director